UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc. (a Delaware corporation and a wholly owned subsidiary of BBX Inc., a Delaware corporation and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of AGC Networks Pte. Ltd., a company organized under the laws of Singapore) to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.10 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following header and paragraphs immediately preceding the heading “Forward Looking Statements.”:

“Expiration of the Offer.

The Offer and withdrawal rights, as extended, expired at midnight (i.e., one minute after 11:59 p.m.), New York City time, on January 4, 2019. The Offer was not further extended. American Stock Transfer & Trust Company, LLC, the paying agent and depositary for the Offer (the “Depositary”), indicated that, as of the Expiration Time, a total of 9,126,005 Shares were validly tendered into and not withdrawn from the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Time), representing approximately 59.89% of the outstanding Shares as of the Expiration Time. Accordingly, the number of Shares tendered into and not withdrawn from the Offer has satisfied the Minimum Condition. In addition, Notices of Guaranteed Delivery have been delivered with respect to 292,075 Shares.

All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Purchaser acquired sufficient Shares to complete the Merger without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. On January 7, 2019, Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, with the Company continuing as the Surviving Corporation and a wholly owned subsidiary of BBX Intermediate. At the Effective Time, each Share then issued and outstanding (other than Shares owned by BBX Intermediate, Purchaser or the Company, or by any of their direct or indirect wholly owned subsidiaries, and Shares held by stockholders of the Company who are entitled to demand and who will have properly and validly demanded their statutory rights of appraisal in compliance in all respects with Section 262 of the DGCL) was converted into the right to receive an amount of cash equal to the Offer Price, without interest and less any applicable withholding taxes.

The Shares no longer meet the requirements for continued listing on, and will be delisted from, NASDAQ and will be deregistered under the Exchange Act.

On January 7, 2019, the Company and AGC Networks Limited issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(Q) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(Q)	Joint press release issued by the Company and AGC Networks Limited, dated January 7, 2019 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: January 7, 2019

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